Exhibit 5.1

[Letterhead of Hogan Lovells US LLP]

June 23, 2023

Board of Directors

Dell Technologies Inc.

One Dell Way

Round Rock, Texas 78682

Dear Board of Directors:

We are acting as counsel to Dell Technologies Inc., a Delaware corporation (the “Company”), in connection with Post-Effective Amendment No. 1 to Registration Statement No. 333-265446 (the “Post-Effective Amendment”), filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), relating to the proposed offering, pursuant to the terms of the Dell Technologies Inc. 2023 Stock Incentive Plan (the “Plan”), of up to (a) 7,005,838 shares of Class C common stock, par value $0.01 per share, of the Company (“Class C Common Stock”) that remained available for issuance under the Dell Technologies Inc. 2013 Stock Incentive Plan (as amended and restated, the “2013 Plan”) as of June 20, 2023 (the “Effective Date”), plus (b) a maximum of 46,336,427 shares of Class C Common Stock subject to outstanding awards granted under the 2013 Plan as of the Effective Date that expire or terminate in accordance with the terms of the 2013 Plan prior to exercise or settlement and would again become available under the 2013 Plan (the shares of Class C Common Stock that may be issued pursuant to awards under the 2023 Plan as a result of applying the formula described in clauses (a) and (b) above, collectively, the “Rollover Shares”). The maximum number of Rollover Shares will not exceed 53,342,265 shares of Class C Common Stock. This opinion letter is furnished to you at your request to enable you to fulfill the requirements of Item 601(b)(5) of Regulation S-K, 17 C.F.R. § 229.601(b)(5), in connection with the Post-Effective Amendment.

For purposes of this opinion letter, we have examined copies of such agreements, instruments and documents as we have deemed an appropriate basis on which to render the opinions hereinafter expressed. In our examination of the aforesaid documents, we have assumed the genuineness of all signatures, the legal capacity of all natural persons, the accuracy and completeness of all documents submitted to us, the authenticity of all original documents, and the conformity to authentic original documents of all documents submitted to us as copies (including PDFs). As to all matters of fact, we have relied on the representations and statements of fact made in the documents so reviewed, and we have not independently established the facts so relied on. This opinion letter is given, and all statements herein are made, in the context of the foregoing.

This opinion letter is based as to matters of law solely on the Delaware General Corporation Law, as amended. We express no opinion herein as to any other statutes, rules or regulations.

Based upon, subject to and limited by the foregoing, we are of the opinion that following (i) effectiveness of the Post-Effective Amendment, (ii) issuance of the Rollover Shares pursuant to the terms of the Plan and (iii) receipt by the Company of the consideration for the Rollover Shares specified in the applicable resolutions of the Board of Directors or a duly authorized committee thereof and in the Plan, the Rollover Shares that constitute original issuances by the Company will be validly issued, fully paid and non-assessable.

This opinion letter has been prepared for use in connection with the Post-Effective Amendment. We assume no obligation to advise of any changes in the foregoing subsequent to the effective date of the Post-Effective Amendment.

We hereby consent to the filing of this opinion letter as Exhibit 5.1 to the Post-Effective Amendment. In giving this consent, we do not thereby admit that we are an “expert” within the meaning of the Securities Act.

Very truly yours,

/s/ Hogan Lovells US LLP

HOGAN LOVELLS US LLP